Filed Pursuant to Rule 433

Registration No. 333-121067

2Yr Best of CMT Note

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 18, 2005, the prospectus supplement dated May 18, 2005, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc.

Principal Amount:	10,000,000

CUSIP:	52517PG47

Trade Date:	3/29/06

Issue Date:	April 6, 2006

Maturity Date:	April 6, 2008

Issue Price:	100.0%

Redemption Price	100.0%

Coupon	For each Coupon Calculation Period, the greatest of 2yr CMT, 10yr CMT and 30yr CMT.

Subject to a minimum coupon of 0.00%

Coupon Reset Date	Quarterly on the 6th of April, July, October and January, commencing April 6th, 2006..

Coupon Calculation Period	Quarterly, from and including each Coupon Reset Date to but excluding the next succeeding Coupon Payment Date

Daycount Basis	Unadjusted following 30/360

Coupon Payment Date	Quarterly on the 6th of April, July, October and January, commencing July 6th, 2006 and ending on the Maturity Date

2yr CMT:	2-Year USD CMT is the 2-year Constant Maturity US Treasury yield index, determined 2 Business Days prior to the related Coupon Reset Date.

CMT is published on Telerate page 7051. If Telerate page 7051 is unavailable, then the backup is Federal Reserve Statistical Release H.15.

10yr CMT:

10-Year USD CMT is the 10-year Constant Maturity US Treasury yield index, determined 2 Business Days prior to the related Coupon Reset Date CMT is published on Telerate page 7051. If Telerate page 7051 is unavailable, then the backup is Federal Reserve Statistical Release H.15.

30yr CMT:

30-Year USD CMT is the 2-year Constant Maturity US Treasury yield index, determined 2 Business Days prior to beginning of the related Coupon Reset Date CMT is published on Telerate page 7051. If Telerate page 7051 is unavailable, then the backup is Federal Reserve Statistical Release H.15.

Business Days	New York

Calculating Agent	Lehman Brothers Special Financing

Denomination:	US$1,000/1,000

Risk Factors

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See “Risk Factors” generally in the prospectus supplement dated May 18, 2005. The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings Inc., including the level and direction of interest rates, the anticipated level and potential volatility of the 2Yr CMT, 10yr CMT and 30yr CMT rates, the method of calculating the 2yr CMT, 10yr CMT and 30yr CMT rates, the time remaining to the maturity of the Notes, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 2yr CMT, 10yr CMT and 30yr CMT rates depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings Inc. has no control.

Certain United States Federal Income Tax Consequences

Treatment of Notes as Variable Rate Debt Instruments

The Issuer believes that the Notes constitute “variable rate debt instruments.” Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. There can be no assurance that the Internal Revenue Service (“IRS”) will agree with this treatment of the Notes, and it is possible that the IRS could assert another treatment which could affect the amount, timing and character of income, gain or loss in respect of the Notes.

Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium. Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations. See “United States Federal Income Tax Consequences—Debt Securities—Consequences to United States Holders” in the prospectus dated May 18, 2005.

Historical Levels of the 2yr CMT, 10yr CMT and 30yr CMT Rates

The following shows the 2yr CMT, 10yr CMT and 30yr CMT rates in effect on the hypothetical Coupon Reset Dates listed below. The historical experience of the 2yr CMT, 10yr CMT and 30yr CMT rates should not be taken as an indication of the future performance of the 2yr CMT, 10yr CMT and 30yr CMT rates during the term of the Notes. Fluctuations in the level of the 2yr CMT, 10yr CMT and 30yr CMT rates make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Reset Date	2-Year CMT (%)	10 Year CMT (%)	30 Year CMT (%)
1/6/2006	4.36	4.38	N/A
10/6/2005	4.2	4.37	N/A
7/6/2005	3.77	4.08	N/A
4/6/2005	3.7	4.44	N/A
1/6/2005	3.18	4.29	N/A
10/6/2004	2.7	4.23	N/A
7/6/2004	2.56	4.49	N/A
4/6/2004	1.86	4.19	N/A
1/6/2004	1.84	4.29	N/A
10/6/2003	1.6	4.17	N/A
7/6/2003	1.32	3.67	N/A
4/6/2003	1.55	3.96	N/A
1/6/2003	1.84	4.09	N/A
10/6/2002	1.78	3.69	N/A
7/6/2002	2.9	4.9	N/A
4/6/2002	3.49	5.22	N/A
1/6/2002	3.19	5.18	5.57
10/6/2001	2.71	4.52	5.31
7/6/2001	4.16	5.41	5.75
4/6/2001	4.07	4.89	5.46
1/6/2001	4.56	4.93	5.41
10/6/2000	5.98	5.82	5.85
7/6/2000	6.34	6.05	5.91
4/6/2000	6.38	5.93	5.8
1/6/2000	6.35	6.57	6.58
10/6/1999	5.81	6.04	6.17
7/6/1999	5.64	5.88	6.05
4/6/1999	4.93	5.13	5.52
1/6/1999	4.62	4.73	5.17
10/6/1998	4.1	4.24	4.75
7/6/1998	5.43	5.39	5.57
4/6/1998	5.45	5.51	5.82
1/6/1998	5.39	5.49	5.73
10/6/1997	5.68	5.96	6.27
7/6/1997	5.93	6.31	6.63
4/6/1997	6.44	6.92	7.14
1/6/1997	5.97	6.54	6.77